SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 August 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Publication of a Prospectus dated 13 August 2018
99.2	Director/PDMR Shareholding dated 14 August 2018

Exhibit No: 99.1

13 August 2018

InterContinental Hotels Group PLC
Publication of Base Prospectus

The following Base Prospectus has been approved by the UK Listing Authority:

Prospectus dated 13 August 2018 relating to the £2,000,000,000 Euro Medium Term Note Programme of InterContinental Hotels Group PLC unconditionally and irrevocably guaranteed by Six Continents Limited and InterContinental Hotels Limited.

To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/6554X_1-2018-8-13.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/NSM.

For further information please contact:

Investor Relations (Catherine Dolton, Matthew Kay):                                    +44 (0)1895 512176
Media Relations (Yasmin Diamond, Mark Debenham):                                 +44 (0)1895 512097

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton®Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™ Hotels, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,400 hotels and 810,000 guest rooms in almost 100 countries, with nearly 1,800 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at:www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Esther Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	PCA of Paul Edgecliffe-Johnson, Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.00	15,500
d)	Aggregated information - Aggregated volume - Price - Aggregated total	15,500 £47.00 £728,500.00
e)	Date of the transaction	2018-08-09
f)	Place of the transaction	XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	17 August 2018